Filed by AMG Funds III

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Funds III

SEC File No. 333-217179

AMG MANAGERS CADENCE CAPITAL APPRECIATION FUND

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

Dear Shareholder:

AMG Managers Cadence Capital Appreciation Fund (the “Target Fund”), a series of AMG Funds III, has previously sent you proxy materials in connection with the special meeting of shareholders (the “Meeting”) asking you to consider and approve an Agreement and Plan of Reorganization that provides for the reorganization of the Target Fund into AMG Renaissance Large Cap Growth Fund (the “Acquiring Fund”), a series of AMG Funds. We believe the proposal is in the best interest of shareholders for the reasons detailed in the proxy statement/prospectus and the proposal has unanimous support from your Board of Trustees.

MEETING ADJOURNMENT

The Meeting was originally scheduled for June 20, 2017, but has been adjourned until July 20, 2017 at 2:00 p.m. EST. Please note that as of June 20th, we have NOT received your vote.

SHAREHOLDER VOTING

It is important to know that while the majority of your fellow shareholders who have voted have voted with the Board of Trustees in favor of the proposal, we have yet to receive sufficient votes to approve the proposal at the Meeting. Your vote may very well make the difference and while we understand you are busy, we would very much appreciate it if you would cast your vote using one of the options listed to the right. Should you have any questions regarding the proposal, please call the toll-free number 1-(877) 536-1559 between 9:00 a.m. and 10:00 p.m. EST Monday to Friday and Saturday 12:00 p.m. to 6:00 p.m. If you have voted since the mailing of this letter, we apologize for the follow up mailing and thank you for your participation.

Sincerely,

Jeffrey T. Cerutti

President

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Acquiring Fund, nor is it a solicitation of any proxy. For information regarding the Acquiring Fund, or to receive a free copy of the proxy statement/prospectus relating to the proposed reorganization, please call the toll-free number 1-(877) 536-1559. The proxy statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. The proxy statement/prospectus is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the proxy statement/prospectus carefully before making any decision to invest or when considering the reorganization proposal.